HYGGE INTEGRATED BRANDS CORP.

1 Yonge Street, Unit 1801,

Toronto, ON M5E 1W7

U.S. Securities & Exchange Commission                                                                                June 29, 2020

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Division of Corporation Finance

            Office of Manufacturing

Re:      Hygge Integrated Brands Corp.

            Registration Statement on Form S-1

            Filed June 25, 2020

            File No. 333-237603

Dear Sirs/Mesdames:

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, such that it be deemed effective on July 2, 2020, at 9:00 am (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.         should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.         we may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Elena Krioukova

Elena Krioukova

Principal Executive Officer